UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

FAMILY BENEFIT LIFE INSURANCE COMPANY
(Name of Subject Company (Issuer))

TRINITY LIFE INSURANCE COMPANY
(Names of Filing Persons (offerors))

COMMON STOCK, $1.00 PAR VALUE
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Gregg Zahn
7633 East 63rd Street
Suite 230
Tulsa, Oklahoma  74103
(918)249-2438
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
P. David Newsome, Jr.
Hall Estill Hardwick Gable Golden & Nelson
320 South Boston, Suite 200
Tulsa, OK  74103
Tel: (918)594-0831
Fax: (918)594-0505

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$9,793,162	$1,959.00

(1) Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 886,259 shares of common stock, par value $1.00 per share, at $11.05 per share. The share numbers are based on representations made by the Company to Purchaser and Parent as of September 30, 2011.

(2) Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 1/50th of 1%.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1.
☐ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO (this “Schedule TO”) relating to the tender offer by Trinity Life Insurance Company, a corporation organized under the laws of Oklahoma (“Purchaser”), for all of the outstanding common stock, $1.00 par value (the "Shares"), of Family Benefit Life Insurance Company, a Missouri corporation (the "Company"), at a price of $11.05 per Share net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated November 10, 2011 (the "Offer to Purchase"), and in the related letter of transmittal (the "Letter of Transmittal"), which, together with any amendments or supplements, collectively constitute the "Offer."

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Amendment No. 1 to Schedule TO.

This Amendment No. 1 to Schedule TO is being filed to amend and supplement Items 1, 4, and 12 as reflected below.

Item 1.    Summary Term Sheet.

Regulation M-A Item 1001

          Item 1 of the Schedule TO is hereby amended and supplemented by

The Purchaser has provided for a subsequent offering period pursuant to the terms of the Offer and Rule 14d-11 (“Subsequent Offering Period”).  The Subsequent Offering Period will expire on Wednesday, December 21, 2012.  During the Subsequent Offering Period, the Purchaser offers to purchase Shares for the price of $11.05 per Share net to Seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase (other than the Minimum Condition which has been satisfied).

The Purchaser has accepted tenders of approximately 700,000 Shares tendered during the original Offer which expired on December 9, 2011, and will promptly pay for the Shares tendered.  The Shares tendered represent 79% of the issued and outstanding Shares not owned by Purchaser and bring the Shares held by the Purchaser to approximately 1,100,000 shares, or approximately 85% of the 1,287,640 Shares issued and outstanding.  The Purchaser will accept and promptly pay for shares tendered during the Subsequent Offering Period. A press release announcing the extension of the Offer is attached hereto as Exhibit (a)(1)(F).

(continues on next page)

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Item 4.    Terms of the Transaction.

Regulation M-A Item 1004

          Item 4(a) of the Schedule TO is hereby amended and supplemented as follows:

The Purchaser has provided for a subsequent offering period pursuant to the terms of the Offer and Rule 14d-11 (“Subsequent Offering Period”).  The Subsequent Offering Period will expire on Wednesday, December 21, 2012.  During the Subsequent Offering Period the Purchaser offers to purchase Shares for the price of $11.05 per Share net to Seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase (other than the Minimum Condition which has been satisfied).

The Purchaser has accepted tenders of approximately 700,000 Shares tendered during the original Offer which expired on December 9, 2011, and will promptly pay for the Shares tendered.  The Shares tendered represent 79% of the issued and outstanding Shares not owned by Purchaser and bring the Shares held by the Purchaser to approximately 1,100,000 shares, or approximately 85% of the 1,287,640 Shares issued and outstanding.  The Purchaser will accept and promptly pay for shares tendered during the Subsequent Offering Period. A press release announcing the extension of the Offer is attached hereto as Exhibit (a)(1)(F).

Item 12.    Exhibits.

Regulation M-A Item 1016

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.
(a)(1)(F)	Press Release of Trinity Life Insurance Company, dated December 12, 2011.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINITY LIFE INSURANCE COMPANY

By:	/s/ GREGG ZAHN
Name:	Gregg Zahn
Title:	Chief Executive Officer

Date:	December 12, 2011

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EXHIBIT INDEX

(a)(1)(F)	Press Release of Trinity Life Insurance Company, dated December 12, 2011.